EXHIBIT 21.1

SUBSIDIARIES OF TRINITY CAPITAL INC. (as of December 31, 2025)

Name of Subsidiary	Jurisdiction/State of Incorporation
Metalworks.ai LLC	Delaware
TCI Equipment Leasing LLC	Delaware
TRIN Blocker I LLC	Delaware
TRIN H Opco I, LLC	Delaware
TrinCap Funding, LLC	Delaware
TrinCap Term Funding LLC	Delaware
Trinity Capital Adviser, LLC	Delaware
Trinity Capital Holdings, LLC	Delaware
Trinity Funding 1, LLC	Delaware
Trinity SBIC GP, LLC	Delaware